

January 31, 2024

Jeff Cooper
Chief Financial Officer
Guidewire Software, Inc.
970 Park Pl., Suite 200
San Mateo, CA 94403

>   **Re: Guidewire Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2023**
>   **Filed September 18, 2023**
>   **File No. 001-35394**

Dear Jeff Cooper:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2023

Key Business Metrics
Annual Recurring Revenue

1.   You disclose that annual recurring revenue ("ARR"), defined as "the annualized recurring value outlined in active contracts at the end of a reporting period," is a key metric used to evaluate and manage your business. We also note that ARR includes term-based licenses, for which revenue is recognized at a point-in-time. Please expand your disclosure to address the following and advise us.
   - Clarify how the up-front revenue from term-based licenses is factored into your ARR calculation. Address whether you annualize revenue recognized or invoiced amounts.
   - Clarify whether ARR reflects any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
   - Disclose the renewal rates for term-based arrangements and subscription arrangements for each period presented to support your assumptions.
   - Describe how migrations from term-based arrangements to subscription arrangements

       impact your ARR calculation.
- Describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation.
- Provide us with your proposed disclosure responsive to the concerns noted above. Refer to SEC Release 33-10751.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology